FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of August 6, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X     Form 40-F
                                       ---              ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes        No  X
                                       --------   -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its results for the second quarter of 2004.


Tenaris Announces Second Quarter 2004 Results

    LUXEMBOURG--(BUSINESS WIRE)--Aug. 5, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN)

    -- The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with international financial reporting standards (IFRS) and presented in U.S. dollars.

    Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) ("Tenaris") today announces its results for the quarter and six months ended June 30, 2004 with comparison to its results for the quarter and six months ended June 30, 2003.

    Second Quarter Summary

    --  Net sales of US$996.8 million, up 14.7% from US$868.9 million

    -- Operating income of US$153.7 million, up 36.7% from US$112.5 million

    --  Net income of US$127.3 million, up 42.0% from US$89.7 million

    -- Net earnings per share of US$0.108 (US$1.08 per ADS), up 40.3% from US$0.077 per share

    Net sales, operating income and net income all rose significantly over the levels recorded both in the first quarter of 2004 and those of the corresponding quarter of the previous year. Operating income plus depreciation and amortization increased 23.7% to US$201.7 million, or 20.2% of net sales, compared to US$163.1 million, or 18.8% of net sales in the second quarter of 2003, and net income was equal to 12.8% of net sales. These positive results were driven by a 25% increase in our net sales of seamless pipes and included a strong contribution from our indirect investments in Sidor. Seamless sales volumes benefited from strong demand in North America, which surpassed Europe to become our highest sales volume region, as well as a recovery in demand in the Middle East and Africa region. Average selling prices for seamless pipes rose 7% quarter on quarter and 12% compared to the second quarter of 2003. During the quarter, Tenaris paid a dividend of US$0.114 per share (US$1.14 per ADS), or approximately US$135.1 million, to shareholders.

    Market Background and Outlook

    In the first half of 2004, oil prices not only remained strong but rose to their current levels exceeding US$40 per barrel. Global oil demand has increased more rapidly than many had expected, following faster global economic growth led by the U.S. and Chinese economies. In response to increased consumption and higher prices, some OPEC nationals led by Saudi Arabia increased their production but this has not yet resulted in lower prices. Global oil and gas drilling activity, as measured by the number of active rigs, increased particularly in North and South America. The aggregate increase in rig counts elsewhere, however, has been more limited and, in countries like Iraq and Nigeria, activity continues to remain affected by political and security issues. Tenaris has benefited from increased demand for seamless pipes in each of our local markets of Mexico, Argentina, Canada and Venezuela, with Mexico showing particular strength. In addition, industrial production activity in North America and Japan, which has been growing, led to increased demand for seamless pipes in this sector, but in Europe the recovery in the sector remains uncertain particularly in Italy, which is our largest market in the region. For the rest of the year, demand for our seamless pipes is expected to remain favorable but will be affected by seasonal factors and sales volumes, on a comparable basis, are unlikely to match those of the first half. Revenues, however, should continue to benefit from higher selling prices.
    Steelmaking raw material costs, which rose substantially during 2003, surged in the first quarter of 2004. After falling back briefly in the second quarter, they are increasing again and are expected to result in further increases in production costs in the second half of the year.
    Demand for our welded pipes continues to be affected by delays in implementing projects in the local Brazilian market as well a lack of projects in other South American markets and is likely to remain at low levels for the rest of the year. The energy crisis in Argentina should eventually result in investment in expanding the capacity of the existing pipeline infrastructure and in construction of new pipelines but there can be no assurance of when this might occur.

    Significant Developments

    Following the end of the second quarter, we completed two acquisitions. On July 9, together with Sidor, we purchased for US$120 million the assets of Posven, a Venezuelan company, consisting principally of an industrial facility for the production of pre-reduced hot briquetted iron, or HBI, located in Ciudad Guayana, Venezuela. This facility, which was idled in 2001 shortly after starting up, has a rated annual design capacity of 1.5 million tons. Tenaris has a 50.2% shareholding in the company formed with Sidor to purchase and operate the facility. Once in operation, the facility, which uses natural gas to reduce iron oxide, will provide us with a low-cost, high quality steelmaking raw material which will improve our competitive positioning and facilitate any future expansion of our steelmaking capacity.
    On July 26, we secured control of S.C. Silcotub S.A., a Romanian seamless pipe producer with an annual capacity of 180,000 tons, by paying US$42 million for the purchase of Tubman International, a Gibraltar registered company, which owns an 84.9% shareholding in Silcotub. The integration of Silcotub will strengthen our competitive positioning in the European industrial and automotive market, increase our capacity to supply small diameter OCTG products and provide us a production base in Eastern Europe as well as access to markets in this region.


Analysis of 2004 Second Quarter Results

(metric tons)

Sales volume           Q2 2004       Q2 2003      Increase/(Decrease)
North America              194,000       147,000                  32%
Europe                     170,000       175,000                 (3%)
Middle East & Africa       125,000       115,000                   9%
Far East & Oceania         103,000        98,000                   5%
South America               92,000        76,000                  21%
Total seamless pipes       683,000       612,000                  12%
Welded pipes                85,000       131,000                (35%)
Total steel pipes          769,000       742,000                   4%

    Sales volume of seamless pipes increased by 12% to 683,000 tons in the second quarter of 2004 from 612,000 tons in the same period of 2003. This increase primarily reflects higher demand in our local markets of Mexico, Canada, Venezuela and Argentina. Quarter on quarter, sales volumes of seamless pipes increased by 11%, with significant increases recorded in the Middle East and Africa and in North America.
    Sales volumes of welded pipes decreased by 35% to 85,000 tons in the second quarter of 2004 from 131,000 tons in the same period of 2003, with demand being affected by continuing delays in implementing pipeline projects in the Brazilian market and a lack of projects elsewhere in South America.


(US$ million)

Net sales           Q2 2004       Q2 2003       Increase/(Decrease)
Seamless pipes            797.9         637.4                     25%
Welded pipes               89.8         117.9                   (24%)
Energy                     92.8          82.4                     13%
Others                     16.3          31.2                   (48%)
Total                     996.8         868.9                     15%

    Net sales in the quarter ended June 30, 2004 increased 15% to US$996.8 million, compared to US$868.9 million in the corresponding quarter of 2003. Net sales of seamless pipes rose by 25%, due to higher sales volumes and higher average selling prices. Quarter on quarter, net sales of seamless pipes increased 18% with average selling prices up by 7%. Net sales of welded pipes, which included US$18 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the second quarter of 2004 and US$16 million of such sales in the second quarter of 2003, decreased 24% reflecting the reduction in sales volume of welded pipes and a 8% increase in average selling prices. Net sales of electricity and natural gas by Dalmine Energie increased by 13% reflecting higher sales volumes and an increase in the value of the Euro against the U.S. dollar. Net sales of other goods and services decreased 48% following the discontinuation of sales of non-pipe steel products produced by third parties, which amounted to US$12 million in the second quarter of 2003, and a reduction in sales of excess energy to third parties from our power generating facility in Argentina.


(percentage of net sales)

Cost of sales                Q2 2004            Q2 2003
Seamless pipes                      64.5%              64.2%
Welded pipes                        69.7%              78.5%
Energy                              96.9%              95.3%
Others                              64.1%              76.3%
Total                               68.0%              69.5%

    Cost of sales, expressed as a percentage of net sales, decreased
1.5 percentage points to 68.0% in the second quarter of 2004, compared to 69.5% in the same period of 2003. This decrease resulted from higher sales of seamless pipe products as a proportion of total sales and a decrease in cost of sales for welded pipe products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, remained relatively stable at 64.5% in the second quarter of 2004 compared to 64.2% in the same period of 2003 with increased average selling prices and volume-related efficiencies helping to offset increased raw material costs. Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 69.7% in the second quarter of 2004, compared to 78.5% in the same period of 2003. However, the margin on sales of welded pipes, after taking into account selling expenses (there was a substantial increase in the proportion of export sales in the sales mix), remained stable under the same comparison. Cost of sales for other products, expressed as a percentage of net sales, decreased to 64.1% in the second quarter of 2004, compared to 76.3% in the same period of 2003, due primarily to the termination of sales of low-margin other steel products.
    Selling, general and administrative expenses, or SG&A, rose to US$167.5 million, or 16.8% of net sales in the quarter ended June 30, 2004, compared to US$146.2 million, or 16.8% of net sales, during the corresponding quarter of 2003. An increase in selling expenses associated with increased export sales of welded pipes and rising freight costs offset a reduction of administrative expenses when expressed as a percentage of net sales.
    Net financial expenses totalled US$3.9 million in the second quarter of 2004, compared to net financial expenses of US$10.9 million in the same period of 2003. Net interest expenses increased to US$6.7 million, compared to US$4.0 million in the second quarter of 2003, reflecting a higher net debt position. Net financial expenses for the second quarter of 2004 included net foreign exchange translation gains of US$2.5 million compared to net foreign exchange translation losses of US$9.6 million in the second quarter of 2003.
    Equity in earnings of associated companies generated a gain of US$40.1 million in the second quarter of 2004, compared to a gain of US$14.7 million in the second quarter of 2003. This reflected the performance of our indirect investments in Sidor, whose results benefited from strong global demand and prices for steel products.

    First Half Results

    Results for the six months period ended June 30, 2004 with comparison to the results for the corresponding period of 2003.
    Net income during the first half of 2004 was US$175.7 million, or US$0.149 per share (US$1.49 per ADS), or 9.5% of net sales, which compares with net income during the first half of 2003 of US$135.2 million, or US$0.116 per share (US$1.16 per ADS), or 8.2% of net sales. Operating income was US$256.3 million, or 13.8% of net sales, compared to US$211.0 million, or 12.7% of net sales. Operating income plus depreciation and amortization was US$358.1 million, or 19.3% of net sales, compared to US$309.5 million, or 18.7% of net sales.


(metric tons)

Sales volume           1H 2004       1H 2003      Increase/(Decrease)
North America              351,000       287,000                  22%
Europe                     339,000       332,000                   2%
Middle East & Africa       207,000       201,000                   3%
Far East & Oceania         216,000       219,000                 (1%)
South America              188,000       144,000                  31%
Total seamless pipes     1,301,000     1,182,000                  10%
Welded pipes               155,000       239,000                (35%)
Total steel pipes        1,456,000     1,420,000                   3%

    Sales volume of seamless pipes increased by 10% to 1,301,000 tons in the first half of 2004 from 1,182,000 tons in the same period of 2003. The increase in sales volumes reflects increased demand in our local markets in North and South America.
    Sales volume of welded pipes decreased by 35% to 155,000 tons in the first half of 2004 from 239,000 tons in the same period of 2003. This decrease was due principally to continuing delays in implementing pipeline projects in the Brazilian market, whereas in the first half of 2003 demand for welded pipes for pipeline projects in the Brazilian market had been strong.


(US$ million)

Net sales         1H 2004          1H 2003        Increase/(Decrease)
Seamless pipes          1,471.7          1,203.0                  22%
Welded pipes              156.2            216.4                (28%)
Energy                    196.7            154.5                  27%
Others                     31.5             84.6                (63%)
Total                   1,856.2          1,658.5                  12%

    Net sales in the six months ended June 30, 2004 increased 12% to US$1,856.2 million, compared to US$1,658.5 million in the corresponding period of 2003. Net sales of seamless pipes rose by 22%, due to higher average selling prices and higher sales volume. Net sales of welded pipes, which included US$33 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the first half of 2004 and US$31 million of such sales in the first half of 2003, decreased 28% reflecting the reduction in sales volume of welded pipes and a 3% increase in average selling prices. Net sales of electricity and natural gas by Dalmine Energie increased by 27% reflecting higher sales volumes and the increase in the value of the Euro against the U.S. dollar. Net sales of other goods and services decreased 63% following the discontinuation of sales of non-pipe steel products produced by third parties, which amounted to US$49 million in the first half of 2003, and a reduction in sales of excess energy to third parties from our power generating facility in Argentina.


(percentage of net sales)

Cost of sales                 1H 2004                1H 2003
Seamless pipes                       65.9%                  65.2%
Welded pipes                         74.4%                  73.4%
Energy                               96.8%                  97.0%
Others                               66.7%                  82.4%
Total                                69.9%                  70.1%

    Cost of sales, expressed as a percentage of net sales, decreased marginally to 69.9% in the first half of 2004, compared to 70.1% in the same period of 2003. This decrease resulted from higher sales of seamless pipe products as a proportion of total sales. Cost of sales for seamless pipe products, expressed as a percentage of net sales, increased to 65.9% in the first half of 2004 compared to 65.2% in the same period of 2003 due to higher raw material costs outweighing the effect of higher average selling prices and volume-related efficiencies. Cost of sales for welded pipe products, expressed as a percentage of net sales, remained relative stable at 74.4% in the first half of 2004, compared to 73.4% in the same period of 2003. However, the margin on sales of welded pipes, after taking into account selling expenses (there was a substantial increase in the proportion of export sales in the sales mix), decreased under the same comparison. Cost of sales for other products, expressed as a percentage of net sales, decreased 15.7 percentage points to 66.7% in the first half of 2004, compared to 82.4% in the same period of 2003, due primarily to the termination of sales of low-margin other steel products.
    Selling, general and administrative expenses, or SG&A, rose to US$307.4 million, or 16.6% of net sales in the six months ended June 30, 2004, compared to US$279.2 million, or 16.8% of net sales, during the corresponding period of 2003. An increase in selling expenses associated with increased export sales of welded pipes and higher freight costs largely offset a reduction of administrative expenses, when expressed as a percentage of net sales.
    Net financial expenses totalled US$19.3 million in the first half of 2004, compared to net financial expenses of US$33.6 million in the same period of 2003. Net interest expenses increased to US$12.3 million compared to US$9.3 million, principally reflecting a higher net debt position, and foreign exchange translation losses decreased to US$12.7 million from US$26.2 million.
    Equity in earnings of associated companies generated a gain of US$39.7 million in the first half of 2004, compared to a gain of US$5.6 million in the first half of 2003. This reflected the performance of our indirect investments in Sidor, whose results have benefited from strong global demand and prices for steel products.
    Income tax provisions of US$100.0 million were recorded during the first half of 2004, compared to income tax provisions of US$36.6 million during the corresponding period of 2003. The relatively high tax provisions recorded in the six months reflect strong earnings at our Mexican operations and the effect of adjustments made to preliminary provisions recorded in respect of taxes corresponding to the 2003 annual period.

    Cash Flow and Liquidity

    Cash and cash equivalents, excluding investments of US$139.1 million in trust funds to support our Argentine and Brazilian operations, increased by US$18.4 million to US$269.0 million during the six months ended June 30, 2004 and total financial debt increased by US$274.7 million to US$1,108.4 million from US$833.7 million at December 31, 2003.
    Net cash used in operations during the six months ended June 30, 2004 was US$82.9 million. Cash flow from operations was affected by a substantial increase in working capital of US$311.0 million, reflecting a net increase in trade receivables less customer advances and trade payables of US$167.0 million, an increase in inventories of US$84.8 million and the payment of the first instalment of the liability towards the consortium led by BHP Billiton Petroleum Ltd. (US$55.3 million). The increase in trade receivables reflects to higher net sales and the increase in inventories was due to higher costs of production and raw materials. Net cash used in investment activities was US$57.2 million. Net cash provided by financing activities was US$158.5 million, which includes the payment of US$135.1 million in dividends and a net increase of US$293.6 million in borrowings.
    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


Consolidated Condensed Interim Income Statement

                        Three -month period     Six -month period
                           ended June 30,         ended June 30,
(All amounts in US$
 thousands)                 2004      2003          2004        2003

Net sales                996,849   868,892     1,856,195   1,658,471
Cost of sales           (677,655) (604,122)   (1,298,112) (1,162,656)
                        --------- ---------   ----------- -----------
Gross profit             319,194   264,770       558,083     495,815
Selling, general and
 administrative
 expenses               (167,547) (146,238)     (307,365)   (279,236)
Other operating income
 and expenses              2,065    (6,078)        5,565      (5,557)
                        --------- ---------   ----------- -----------
Operating income         153,712   112,454       256,283     211,022
Financial income
 (expenses), net          (3,885)  (10,892)      (19,323)    (33,583)
                        --------- ---------   ----------- -----------
Income before income
 tax, equity in
 earnings of associated
 companies and minority
 interest                149,827   101,562       236,960     177,439
Equity in earnings of
 associated companies     40,130    14,677        39,669       5,643
                        --------- ---------   ----------- -----------
Income before income
 tax and minority
 interest                189,957   116,239       276,629     183,082
Income tax               (60,911)  (18,694)      (99,980)    (36,621)
                        --------- ---------   ----------- -----------
Net income before
 minority interest       129,046    97,545       176,649     146,461
Minority interest         (1,732)   (7,870)         (967)    (11,274)
                        --------- ---------   ----------- -----------
Net income               127,314    89,675       175,682     135,187


Consolidated Condensed Interim Balance Sheet

                               June 30, 2004       December 31, 2003
(All amounts in US$
 thousands)

Assets
Non-current assets
  Property, plant and
   equipment, net          1,889,604             1,960,314
  Intangible assets, net      57,619                54,037
  Investments in
   associated companies       68,941                45,814
  Other investments           23,240                23,155
  Deferred tax assets        129,788               130,812
  Receivables                 57,687  2,226,879     59,521  2,273,653

Current assets
  Inventories                916,653               831,879
  Receivables and
   prepayments               178,058               165,134
  Trade receivables          871,183               652,782
  Other investments          139,051               138,266
  Cash and cash
   equivalents               268,969  2,373,914    247,834  2,035,895

Total assets                          4,600,793             4,309,548


Equity and Liabilities

Shareholders' equity                  1,859,365             1,841,280

Minority interest                       114,334               119,984

Non-current liabilities
  Borrowings                 397,440               374,779
  Deferred tax liabilities   396,804               418,333
  Other liabilities          200,468               191,540
  Provisions                  29,879                23,333
  Trade payables              11,265  1,035,856     11,622  1,019,607

Current liabilities
  Borrowings                 710,957               458,872
  Current tax liabilities    120,192               108,071
  Other liabilities          162,037               207,594
  Provisions                  32,116                39,624
  Customers advances          77,747                54,721
  Trade payables             488,189  1,591,238    459,795  1,328,677

Total liabilities                     2,627,094             2,348,284

Total equity and
 liabilities                          4,600,793             4,309,548


Consolidated Condensed Interim Cash Flow Statement

                            Three-month period     Six-month period
                              ended June 30,        ended June 30,
(All amounts in US$
 thousands)                     2004      2003        2004      2003

Net income for the period    127,314    89,675     175,682   135,187
Depreciation and
 amortization                 48,005    50,620     101,829    98,487
Tax accruals less payments    18,430   (88,418)      8,110   (84,080)
Equity in earnings of
 associated companies        (40,130)  (14,677)    (39,669)   (5,643)
Interest accruals less
 payments                     (1,442)   (2,788)     (2,993)     (362)
Net provisions                   106     4,151        (962)    7,354
Minority interest              1,732     7,870         967    11,274
Change in working capital   (136,040) (126,346)   (311,021)  (73,931)
Currency translation
 adjustment and others       (11,366)   20,812     (14,843)   10,677
                            --------- ---------   --------- ---------
Net cash provided by (used
 in) operations                6,609   (59,101)    (82,900)   98,963
                            --------- ---------   --------- ---------
Capital expenditure          (42,871)  (45,022)    (82,783)  (88,633)
Acquisitions of
 subsidiaries and
 associates                     (379)  (22,533)       (188)  (42,546)
Cash advanced for the
 Dalmine tender offer              -   (21,382)          -   (21,382)
Proceeds from disposition
 of property, plant and
 equipment                     2,450       906       8,969     1,564
Proceeds from associated
 companies                         -       106           -       106
Convertible loan to
 associated companies              -   (31,128)          -   (31,128)
Dividends received            16,802         -      16,802         -
                            --------- ---------   --------- ---------
Net cash used in investment
 activities                  (23,998) (119,053)    (57,200) (182,019)
Dividends paid              (135,053) (115,002)   (135,053) (115,002)
Dividends paid to minority
 interest in subsidiaries        (23)   (3,499)        (23)   (3,499)
Proceeds from borrowings     223,069   143,145     370,763   227,638
Repayments of borrowings     (25,681)  (89,295)    (77,152) (183,669)
                            --------- ---------   --------- ---------
Net cash provided by (used
 in) financing activities     62,312   (64,651)    158,535   (74,532)
                            --------- ---------   --------- ---------
Increase (decrease) in cash
 and cash equivalents         44,923  (242,805)     18,435  (157,588)
                            --------- ---------   --------- ---------
Cash and cash equivalents
 at the beginning of the
 period,                     220,968   390,051     247,834   304,536
Effect of exchange rate
 changes on cash and cash
 equivalents                   3,078     1,717       2,700     2,015
Increase (decrease) in cash
 and cash equivalents         44,923  (242,805)     18,435  (157,588)
Cash at the end of the
 period                      268,969   148,963     268,969   148,963

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 6, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary